

May 29, 2012

Via E-mail
Mr. Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Drive
Suite 200
Henderson, NV 89052

     Re: Amerilithium Corp.
               Form 8-K
               Filed May 21, 2012
               File No. 333-155059

Dear Mr. Worrall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on May 21, 2012

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.   It appears from the disclosure that your independent registered public accounting firm contacted the Company and notified you that action should be taken to prevent future reliance on a previously issued audit report. Please amend your Form 8-K to provide a letter from your independent accounting firm in consideration of the requirements in Item 4.02(c) of Form 8-K or tell us why you believe this letter is not required.

2.   You disclose that the Company's audited financial statements for the year ended December 31, 2011 filed in the annual report on Form 10-K should no longer be relied upon. Please tell us when you plan to amend the Form 10-K. Confirm with us that you also intend to restate the audited annual financial statements and footnotes that are also included in the pending Form S-1. We also remind you to include the revised audit report and disclosures required by ASC 250-10-50 that will be included in the amendment to Form 10-K.

3.   When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

4.   Your Item 4.02 8-K only quantifies the impact of the restatement to your financial statements for the year ended December 31, 2011 and does not quantify the impact to your quarter ended September 30, 2011. Please revise your Form 8-K to quantify the impact to all periods that will be restated, specifically the quarter ended September 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                    Sincerely,

                                    /s/Tia L. Jenkins

                                    Tia L. Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Beverages, Apparel, and
                                    Mining